UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

Trinity Capital Corporation

(Name of Issuer)

Common Stock
(Title of Class of Securities)

n/a
(CUSIP Number)

Heather Boone, General Counsel
Los Alamos National Bank
1200 Trinity Drive
Los Alamos, New Mexico 87544
505.662.1026
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:    Schedules file in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13-7. for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cowan Revocable Trust u/a Dated April 20, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen D. Cowan as Co-Trustee of the Cowan Revocable Trust u/a Dated April 20, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. n/a

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Delle Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 729,097
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 729,097
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.32%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. n/a

1

NAME OF REPORTING PERSON

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

George A. Cowan as Co-Trustee of the Cowan Revocable Trust u/a Dated April 20, 1992 and as President and director of The Delle Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 729,097
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 729,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.32%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D, originally filed on February 17, 2004, to update the Reporting Persons’ beneficial ownership in the issuer. On June 1, 2009, The Delle Foundation sold 27,100 shares to the Trinity Capital Corporation Employee Stock Ownership Plan. A Form 4 was filed on June 2, 2009 disclosing this sale. On October 15, 2009, The Delle Foundation sold 12,048 shares to the Trinity Capital Corporation Employee Stock Ownership Plan. A Form 4 was filed on October 16, 2009 disclosing this sale.

ITEM 1.	Security and Issuer.

This Schedule 13D regarding the Common stock issued by Trinity Capital Corporation with its principal executive offices located at 1200 Trinity Drive, Post Office Box 60, Los Alamos, New Mexico 87544.

ITEM 2.	Identity and Background.

(a)	This statement is being filed by a group consisting of the following:
i.	Cowan Revocable Trust u/a Dated April 20, 1992 (“Trust”);
ii.	Helen D. Cowan, an individual, as co-trustee of the Trust (“Mrs. Cowan”);
iii.	The Delle Foundation (the “Foundation”); and
iv.	George A. Cowan, an individual, as co-trustee of the Trust (“Dr. Cowan”) and as President and a director of the Foundation.

The Trust, the Foundation, Dr. Cowan and Mrs. Cowan are collectively referred to as the “Reporting Persons”.

(b)    The principal business address of the Trust and the Foundation is: 721 42nd Street, Los Alamos, New Mexico 87544.

(c)    The Foundation is a New Mexico non-profit corporation providing grants for research and development related to early childhood development and environmental research.

Dr. Cowan is a retired scientist and a director emeritus of the Issuer and a private investor. Dr. Cowan is also the President and a director of the Foundation.

Mrs. Cowan is a private investor and is the Vice-President and a director of the Foundation.

(d)	None
(e)	None

(f)     The Trust was formed in the United States. The Foundation is a New Mexico non-profit corporation. Dr. Cowan and Mrs. Cowan are citizens of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

All stock held by the Foundation was gifted by the Trust. All stock held by the Trust was acquired through grant by the Trustors, Dr. Cowan and Mrs. Cowan.

ITEM 4.	Purpose of Transaction.

The shares are held for investment purposes. The Foundation may, from time to time, acquire additional shares of Common Stock of the Issuer through purchase or gift. The President of the Foundation, Dr. Cowan, is currently a director emeritus of the Issuer and its subsidiary bank. The Foundation intends to liquidate, on an annual basis, approximately 5% of its assets, which may include the Issuer’s Common Stock, to make cash donations to unrelated entities to advance its stated purposes. The Trust no longer owns any Common Stock in Trinity.

Except as described herein, the Reporting Persons currently have no other present plan or proposal which relates to or would result in:

(a)	The acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a)	(i)	The Trust

Amount of Securities Beneficially Owned: 0 shares

Percentage of Outstanding Shares Beneficially Owned: 0%

(ii)	Helen D. Cowan, as Co-Trustee of the Trust

Amount of Securities Beneficially Owned: 0 shares

Percentage of Outstanding Shares Beneficially Owned: 0%

(iii)	The Foundation

Amount of Securities Beneficially Owned: 729,097 shares

Percentage of Outstanding Shares Beneficially Owned: 11.32%

(iv)	George A. Cowan, as Co-Trustee of the Trust and President and Director of the Foundation

Amount of Securities Beneficially Owned: 729,097 shares

Percentage of Outstanding Shares Beneficially Owned: 11.32%

(b)

With respect to the Trust, voting and investment power is shared by George A. Cowan and Helen D. Cowan as Co-Trustees. With respect to the Foundation, George A, Cowan, in his capacity as President and director of the Foundation, shares voting and investment power with Helen D. Cowan as Vice-President and director of the Foundation and two other directors.

(c)

On June 1, 2009, The Delle Foundation sold 27,100 shares of Common Stock at $20.75 per share to the Trinity Capital Corporation Employee Stock Ownership Plan. On October 15, 2009, The Delle Foundation sold 12,048 shares of Common Stock at $20.75 per share to the Trinity Capital Corporation Employee Stock Ownership Plan.

(d)	None.

(e)	Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, none of the Reporting Person or the Managers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2009

/s/ George A. Cowan
Cowan Revocable Trust
By: George A. Cowan, Co-Trustee

November 12, 2009

/s/ Helen D. Cowan
Helen D. Cowan, Co-Trustee
Cowan Revocable Trust

November 12, 2009

/s/ George A. Cowan
George A. Cowan, Co-Trustee
Cowan Revocable Trust

November 12, 2009

/s/ George A. Cowan
The Delle Foundation
By: George A. Cowan, President

November 12, 2009

/s/ George A. Cowan
George A. Cowan